UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Country Style Cooking Restaurant Chain Co., Ltd.

(Name of the Issuer)

Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Holding Limited

Country Style Cooking Restaurant Chain Merger Company Limited

Ms. Hong Li

Mr. Xingqiang Zhang

Mr. Zhiyun Peng

Mr. Zhiyong Hong

Mr. Jinjing Hong

Mr. Liping Deng

Regal Fair Holdings Limited

Sky Success Venture Holdings Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

22238M109

(CUSIP Number)

Country Style Cooking Restaurant Chain Co., Ltd.
Country Style Cooking Restaurant Chain Holding Limited

Country Style Cooking Restaurant Chain Merger Company Limited

16th Floor, C1 Building,

Chongqing Headquarters City District C

No.780 Jingwei Avenue, Yuzhong District

Chongqing 400020

People’s Republic of China

Tel: +86-23-8866-8866

Hong Li

Xingqiang Zhang

Regal Fair Holdings Limited

c/o Country Style Cooking Restaurant Chain Co., Ltd.

16th Floor, C1 Building,

Chongqing Headquarters City District C

No.780 Jingwei Avenue, Yuzhong District

Chongqing 400020

People’s Republic of China

Tel: +86-23-8866-8866

Zhiyun Peng

Zhiyong Hong

Jinjing Hong

Liping Deng

Sky Success Venture Holdings Limited

c/o Sky Success Venture Holdings Limited

13/F, No. 609 Yunling East Road,

Putuo District, Shanghai 20062

People’s Republic of China

Tel: +86-21-3250-8855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower The Landmark 15 Queen’s Road, Central Hong Kong	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People’s Republic of China

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$45,502,090.71	$4,582.06

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $1.3075 for 33,632,236 outstanding Shares and 955,232 restricted Shares of the issuer and subject to the transaction plus (b) the product of options to purchase 907,240 Shares multiplied by $0.3075 per option (which is the difference between the $1.3075 per share merger consideration and the weighted average exercise price of $1 per share) ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No.3 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Country Style Cooking Restaurant Chain Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing four Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Country Style Cooking Restaurant Chain Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Country Style Cooking Restaurant Chain Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by Parent (“Merger Sub”); (d) Ms. Hong Li, the co-founder and chairwoman of the board of directors of the Company (“Ms. Li” or the “Chairwoman”); (e) Mr. Xingqiang Zhang, the co-founder, chief executive officer, chief operating officer, acting chief financial officer and a director of the Company (“Mr. Zhang”); (f) Mr. Zhiyun Peng, a director of the Company and joint owner of Sky Success Venture Holdings Limited (“Mr. Peng”); (g) Mr. Zhiyong Hong, a joint owner of Sky Success Venture Holdings Limited; (h) Mr. Jinjing Hong, a joint owner of Sky Success Venture Holdings Limited; (i) Mr. Liping Deng, a joint owner of Sky Success Venture Holdings Limited (“Mr. Deng”); (j) Regal Fair Holdings Limited, a British Virgin Islands company jointly owned by Ms. Li and Mr. Zhang (“Regal Fair”); and (k) Sky Success Venture Holdings Limited, a British Virgin Islands company jointly owned by Mr. Peng, Mr. Zhiyong Hong, Mr. Jinjing Hong and Mr. Deng (“Sky Success”). Ms. Li, Mr. Zhang, Mr. Peng, Mr. Zhiyong Hong, Regal Fair and Sky Success, together with SIG China Investments One, Ltd., a Cayman Islands company ("SIG China"), are collectively referred to herein as the “Rollover Shareholders.” Filing Persons (b) through (k) are collectively referred to herein as the “Buyer Group.”

On December 17, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”). If the merger agreement and the plan of merger are approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger.

Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) Shares (and the Shares represented by ADSs) beneficially owned by the Rollover Shareholders (such Shares collectively, the “Rollover Shares”), (b) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, (c) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of Company Share Awards (as defined below) under the Share Incentive Plan (as defined below), and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled and cease to exist in exchange for the right to receive $1.3075 in cash without interest, and for the avoidance of doubt, because each ADS represents four Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) will represent the right to surrender the ADS in exchange for $5.23 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of September 27, 2010, by and among the Company, Citibank, N.A. (the “ADS depositary”), and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be cancelled and cease to exist without payment of any consideration or distribution therefor. The Dissenting Shares will be cancelled and cease to exist and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares as determined in accordance with the Cayman Islands Companies Law.

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At the effective time of the merger, each share option (“Company Share Option”) or restricted share (“Company Restricted Share”) (each a “Company Share Award”) issued by the Company pursuant to the Company’s 2009 Share Incentive Plan (the “Share Incentive Plan”) other than the Company Share Awards owned by the Rollover Shareholders (which shall be treated in accordance with the Rollover Agreement as defined below) that is outstanding and unexercised, whether vested or not vested or exercisable, will be cancelled in exchange for (i) with respect to a Company Share Option, a cash amount to be paid by the surviving company or one of its subsidiaries, as soon as practicable after the effective time of the merger (without interest) equal to the product of (1) the excess, if any, of $1.3075 over the exercise price of such Company Share Option multiplied by (2) the number of shares underlying such Company Share Option; provided that if the exercise price of any such Company Share Option is equal to or greater than the $1.3075, such Company Share Option shall be cancelled without any payment therefor; and (ii) with respect to a Company Restricted Share, for a cash amount equal to the $1.3075.

Under the terms of the rollover agreement entered into by and among Parent and the Rollover Shareholders (the “Rollover Agreement”) concurrently with the execution and delivery of the merger agreement immediately prior to the closing of the merger, the Rollover Shares shall be cancelled and each Rollover Shareholder shall subscribe for the number of ordinary shares in Parent as set forth in the Rollover Agreement. Pursuant to the Rollover Agreement, immediately prior to the closing of the merger, Parent shall become wholly beneficially owned by the Rollover Shareholders and/or their affiliate(s).

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company’s shareholders, which requires an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

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•	“Summary Term Sheet—The Company and the Buyer Group”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. Country Style Cooking Restaurant Chain Co., Ltd. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Company and the Buyer Group”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Company and the Buyer Group”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

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•	“Summary Term Sheet—The Company and the Buyer Group”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)(1)	Material Terms. Not applicable.

(a)(2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

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(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Rollover Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

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•	“Special Factors—Voting by the Voting Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

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•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors— Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Position as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Position as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

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•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—U.S. Federal Income Tax Consequences”

•	“Special Factors—PRC Tax Consequences”

•	“Special Factors—Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a) - (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Buyer Group’s Position as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Position as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

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•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

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•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

•	“The Merger Agreement and Plan of Merger—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

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•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Voting Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Buyer Group’s Position as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Position as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited consolidated financial statements as of December 31, 2013 and 2014, and for the years ended December 31, 2012, 2013 and 2014 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 20, 2015. The unaudited consolidated financial statements as of September 30, 2014 and for the three-month period ended September 30, 2014 included in the Company’s 2014 third quarter earnings release furnished with the SEC on Form 6-K on November 14, 2014. The unaudited consolidated financial statements as of March 31, 2015 and for the three-month period ended March 31, 2015 included in the Company’s 2015 first quarter earnings release furnished with the SEC on Form 6-K on May 18, 2015. The unaudited consolidated financial statements of the Company as of June 30, 2015 and for the three-month period ended June 30, 2015 included in the Company’s 2015 second quarter earnings release furnished with the SEC on Form 6-K on August 20, 2015. The unaudited consolidated financial statements of the Company for the as of September 30, 2015 and for the three-month period ended September 30, 2015 included in the Company’s 2015 third quarter earnings release furnished with the SEC on Form 6-K on November 20, 2015.

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The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Company and the Buyer Group”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated March 23, 2016 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)	Form of Depositary’s Notice, incorporated herein by reference to the proxy statement.

(a)-(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated December 18, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 18, 2015.

(b)-(1)*	Commitment Letter, dated as of December 17, 2015, by and among China Merchants Bank Co., Ltd., New York Branch, Parent and Merger Sub.

(c)-(1)	Opinion of Duff & Phelps, LLC dated December 16, 2015, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 16, 2015.

12

(d)-(1)	Agreement and Plan of Merger, dated as of December 17, 2015, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Rollover Agreement, dated as of December 17, 2015, by and among Parent and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d)-(3)	Limited Guarantee, dated as of December 17, 2015, by Regal Fair, Sky Success and SIG China in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d)-(4)	Voting Agreement, dated as of December 17, 2015, by and among Parent, the Rollover Shareholders and Mr. Tim T. Gong incorporated herein by reference to Annex G to the proxy statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed.

13

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2016

Country Style Cooking Restaurant Chain Co., Ltd.

By:	/s/ Li-Lan Cheng
Name: Li-Lan Cheng
Title: Special Committee Chairman

Country Style Cooking Restaurant Chain Holding Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Country Style Cooking Restaurant Chain Merger Company Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Ms. Hong Li

/s/ Ms. Hong Li

Mr. Xingqiang Zhang

/s/ Mr. Xingqiang Zhang

Mr. Zhiyun Peng

/s/ Mr. Zhiyun Peng

Mr. Zhiyong Hong

/s/ Mr. Zhiyong Hong

Mr. Jinjing Hong

/s/ Mr. Jinjing Hong

Mr. Liping Deng

/s/ Mr. Liping Deng

Regal Fair Holdings Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Sky Success Venture Holdings Limited

By:	/s/ Zhiyun Peng
Name: Zhiyun Peng
Title: Director

Exhibit Index

(a)-(1)	Proxy Statement of the Company dated March 23, 2016 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)	Form of Depositary’s Notice, incorporated herein by reference to the proxy statement.

(a)-(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated December 18, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 18, 2015.

(b)-(1)*	Commitment Letter, dated as of December 17, 2015, by and among China Merchants Bank Co., Ltd., New York Branch, Parent and Merger Sub.

(c)-(1)	Opinion of Duff & Phelps, LLC dated December 16, 2015, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 16, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 17, 2015, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Rollover Agreement, dated as of December 17, 2015, by and among Parent and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d)-(3)	Limited Guarantee, dated as of December 17, 2015, by Regal Fair, Sky Success and SIG China in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d)-(4)	Voting Agreement, dated as of December 17, 2015, by and among Parent, the Rollover Shareholders and Mr. Tim T. Gong incorporated herein by reference to Annex G to the proxy statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed.